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                           September 8, 2020

       Luis Campos
       Chairman of the Board
       Betterware de Mexico, S.A.B. de C.V.
       Luis Enrique Williams 549
       Colonia Belenes Norte
       Zapopan, Jalisco, 45145, M  xico

                                                        Re: Betterware de
Mexico, S.A.B. de C.V.
                                                            Registration
Statement on Form F-1
                                                            Filed August 31,
2020
                                                            File No. 333-248494

       Dear Mr. Campos:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Marc M. Rossell, Esq.